Gold Hills Mining, Ltd.

100 Wall Street, 10th Floor

New York, NY 10005

Via Edgar Private Correspondence Filing

March 28, 2013

U.S. Securities & Exchange Commission

Division of Corporation Finance

Attention: John Reynolds

100 F Street, N.E., Mail Stop 3561

Washington, D.C. 20549

Re:      Gold Hills Mining, Ltd. (the “Company”)

            Form 10-K for Fiscal Year Ended June 30, 2012

            Filed October 15, 2012

            File No. 000-50423

Ladies and Gentlemen:

This letter is submitted to the U.S. Securities & Exchange Commission (the “Commission”) in response to the comment letter issued by the Commission’s Staff on February 21, 2013 (the “Comment Letter”) in respect of the Annual Report on Form 10-K (the “Annual Report”) filed by Gold Hills Mining, Ltd. (the “Company”) on October 15, 2012.  We have taken note of the Staff’s comments to make revisions to all applicable parts of the Annual Report. We have made conforming changes throughout the Annual Report responsive to the Staff’s requests for further details and information in the Comment Letter to which we respond below.

All of the responses contained herein have been included in the Annual Report.

We list the number of each of the Staff’s comments prior to each of our responses set forth below.

Form 10-K for Fiscal Year Ended June 30, 2012

Acquisition of Mineral Rights in Brazil’s Carajas Mining District, page 6

1.      We have conformed the Annual Report pursuant to the Staff’s instructions.

U.S. Securities & Exchange Commission                                                                                                                                                                                             Gold Hills Mining, Ltd.
Comment Responses                                                                                           ______________________________                                                                             March 28, 2013

2.      Please see pages 7-9, where this information has been provided regarding the Company’s Serra do Ouro (“Gold Hills”) project.  Please see pages 11-12, where this information has been provided regarding the Company’s Serra do Sereno (“Misty Hills”) project.

3.      Please see pages 8-11, where this information has been provided regarding the Company’s Gold Hills project.  Please see pages 12-13, where this information has been provided regarding the Company’s Misty Hills project.

4.      Please see pages 6-7, where this information has been provided regarding the Company’s Gold Hills project.  Please see page 11, where this information has been provided regarding the Company’s Misty Hills project.

5.      Please see pages 9-10, where this information has been provided regarding the Company’s Gold Hills project. Please see pages 12-13, where this information has been provided regarding the Company’s Misty Hills project.

6.      Please see page 10, where this information has been provided regarding the Company’s Gold Hills project.  Please see page 13, where this information has been provided regarding the Company’s Misty Hills project.

7.      Please see pages 8-9, where this information has been provided regarding the Company’s Gold Hills project.  Please see page 12, where this information has been provided regarding the Company’s Misty Hills project.

Plan of Operation, page 20

8.      We have conformed the document pursuant to the Staff’s instructions.

[Acknowledgment and Signature Page Follow]

U.S. Securities & Exchange Commission                                                                                                                                                                       Gold Hills Mining, Ltd.
Comment Responses                                                                                          ___________________                                                                              March 28, 2013

The Company respectfully acknowledges to the SEC the following statements:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Please do not hesitate to contact the undersigned or our counsel if you have any questions or comments in regard to this letter or the information contained herein.  Thank you very much.

Sincerely yours,

/s/ Gabriel Margent

Gabriel Margent

Chief Financial Officer

cc:        Travis L. Gering, Esq.

            Wuersch & Gering LLP